(d)(6)(i)

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

VOYA INVESTMENTS, LLC

and

WELLINGTON MANAGEMENT COMPANY LLP

Series	Effective Date
Voya Multi-Manager International	Close of business
Equity Fund	on January 20, 2017

Annual Sub-Adviser Fee

(as a percentage of average daily net assets allocated to the Sub-Adviser)

[REDACTED]